FinTron, LLC

Statements of Comprehensive Income

(Unaudited)

	Year Ended December 31, 2020	Year Ended December 31, 2019
Revenue	$ 42,255	$ 16
Expenses:		
Compensation & Benefits	140,849	88,377
Business Development	31,340	2,971
Professional Services	40,447	24,174
Data & Technology	28,863	23,268
Occupancy	20,449	-
Office	14,524	5,976
Regulatory	3,408	13,489
Total Operating Expenses	(279,880)	(158,255)
Other expenses	7,722	4,124
Total Other Expenses	(7,722)	(4,124)
Total Expenses	(287,602)	(162,379)
Net loss	$ (245,347)	$ (162,363)